Exhibit 4.3

Form of Exclusive Master Service Agreement

This Exclusive Service Master Agreement ( the “Agreement ”) is signed on September 19, 2025 in Beijing by the following parties :

(1)	Beijing Origin State Harvest Biotechnology Co., Ltd. ("WFOE"), a limited liability company incorporated in Beijing under the laws of the People's Republic of China (" PRC ") (which, for the purposes of this Agreement, does not include the Hong Kong Special Administrative Region of China, the Macao Special Administrative Region of China , and the Taiwan Province of China ) , with Unified Social Credit Code: ____); and

(2)	Hainan Aoyu Biotechnology Co. , Ltd. (" Hainan Aoyu ") is a limited liability company registered in Sanya under the laws of the People's Republic of China with a unified Social Credit Code of _____.

(WFOE and Hainan Aoyu are individually referred to as a “ Party ” and collectively referred to as the “ Parties ”).

Preface

WHEREAS, the Parties intend to utilize their respective expertise and resources to further promote their existing businesses and businesses that will be developed during the term of this Agreement and to expand their respective market shares; and

WHEREAS , WFOE and the companies it directly or indirectly controls currently or during the term of this Agreement intend to provide specific services to Hainan Aoyu and its affiliates, and Hainan Aoyu agrees to accept such services only from the WFOE or a third party approved by the WFOE.

In view of this, based on the various premises, statements, warranties, commitments and agreements contained in this Agreement, the parties are willing to be bound by them and reach the following agreement:

protocol

1.	Providing services

1.1	In accordance with the terms and conditions set forth in this Agreement, Hainan Aoyu (the “ Service Recipient ”) hereby irrevocably appoints and designates WFOE as the Service Provider to provide it with the technical and business support services listed in Appendix 1.

1.2	During the term of this Agreement, the Service Recipient shall not, directly or indirectly, obtain services identical or similar to those provided under this Agreement from any third party without the written consent of the WFOE, nor shall the Service Recipient enter into any similar service agreement with any third party. The WFOE may designate a third party, such as one of its subsidiaries (such designated party may enter into certain agreements with the Service Recipient as described in Appendix 1 ) to provide the Service Recipient with the consulting and/or services listed in Appendix 1.

2.	WFOE 's right to designate service providers; description of work

2.1	The WFOE has the right, at its sole discretion, to designate and appoint any of its affiliates, including its wholly-owned and controlled subsidiaries ( collectively with the WFOE , the “ Service Providers ”), to provide any of the services specified in Article 1 of this Agreement.

2.2	The service provider shall provide specific services to the service recipient within the scope specified in Appendix 1.

2.3	The service provider and the service recipient agree that during the validity period of this Agreement, both parties may enter into a specific technical service agreement or consulting service agreement directly or through their respective affiliates to agree on the specific content, method, personnel and charges of specific technical services and consulting services.

2.4	To perform this Agreement, the Service Provider and the Service Receiver agree that during the validity period of this Agreement, both parties may enter into an equipment or premises rental agreement directly or through their respective affiliates, which agreement shall allow the Service Receiver to use the relevant equipment or premises of the Service Provider at any time according to the business needs of the Service Receiver.

2.5	The Service Provider may decide at its own discretion to subcontract part of the services to be provided to the Service Recipient under this Agreement to a third party.

2.6	The Service Receiver hereby grants the Service Provider an irrevocable and exclusive right to purchase the Service Provider's assets and business, subject to the scope permitted by Chinese laws and regulations, at the Service Provider's option, any part or all of the assets and business of the Service Receiver at the lowest price permitted by Chinese laws. The parties will then enter into a separate asset or business transfer agreement setting forth the terms and conditions of such asset transfer.

3.	Service Fees and Payments

3.1	Appendix 1 to this Agreement sets forth the calculation and payment methods for the Service Fees. However, the WFOE shall have the right to independently determine the Service Fees payable by the Service Receiver and the appropriate payment method based on its reasonable judgment.

3.2	If WFOE determines in its reasonable judgment that the method of calculating service fees is no longer applicable during the term of this Agreement, WFOE has the right to adjust the fees at any time after giving the service recipient ten (10) days' prior written notice.

3.3	Service Receiver shall urge its shareholders to provide pledge security to the WFOE with their equity interests in the Service Receiver to ensure payment of the service fees payable by the Service Receiver under this Agreement .

3.4	The service recipient shall prepare financial statements that meet the requirements of the service provider in accordance with the requirements of the law and business practices, and the service recipient shall allow the service provider or its designated auditor to audit the relevant books and records of the service recipient and copy the required parts of the books and related records to verify the amount of income of the service recipient and the accuracy of the statements; the service recipient shall cooperate with the service provider and the service provider's parent company (directly or indirectly) in conducting related party transaction audits and other types of audits under applicable laws, provide the service provider, its parent company, or its entrusted auditor with relevant information and materials on the service recipient's operations, business, customers, finances, employees, etc., and agree that the service provider's parent company (directly or indirectly) may disclose such information and materials to meet the regulatory requirements of its securities listing place.

4.	intellectual property

4.1	Any intellectual property rights (including but not limited to copyrights, trademarks, patents, trade secrets and know-how) developed during the performance of this Agreement shall belong to the Service Provider. Unless otherwise expressly provided in this Agreement, the Service Recipient shall not have any rights in relation to the intellectual property rights.

4.2	If a development is based on intellectual property owned by the Service Receiver, the Service Receiver must ensure and guarantee that such intellectual property is free of defects. Otherwise, the Service Receiver will be liable for all damages and losses incurred by the Service Provider due to defects in such intellectual property. If the Service Provider incurs any liability to a third party as a result, the Service Provider will be entitled to compensation for all losses suffered by the Service Receiver.

4.3	The party receiving the service shall agree that the service provider may use all of its intellectual property rights free of charge.

5.	WFOE

To ensure the cash flow needs of the service recipient's business operations and/or to offset any losses accumulated from its operations, the WFOE agrees to provide financial support to the service recipient, either by itself or through other parties designated by it, within the scope permitted by Chinese law. The WFOE may provide financial support to the service recipient through bank entrusted loans or other methods permitted by Chinese law. The parties shall separately sign and implement a relevant agreement regarding such financial support to comply with applicable laws and regulations.

6.	Representations and Warranties

6.1	The WFOE hereby makes the following representations and warranties:

(a)	It is a limited liability company duly registered and validly existing in accordance with the laws of the PRC ;

(b)	It has signed and performed this Agreement within its corporate authority and business scope. It has taken necessary corporate actions and obtained appropriate authorizations, and has obtained necessary consents and approvals from third parties and government authorities. The WFOE's signing and performance of this Agreement will not violate any laws or contracts binding on or affecting it; and

(c)	Once signed, this Agreement shall constitute a legal, valid and binding obligation of the WFOE and shall be enforceable in accordance with the terms of this Agreement.

6.2	The party receiving the services hereby makes the following representations and warranties:

(a)	It is a limited liability company duly registered and validly existing in accordance with the laws of the PRC ;

(b)	It has entered into and performed this Agreement within its corporate authority and scope of business. It has taken the necessary corporate actions and obtained appropriate authorizations, and has obtained necessary consents and approvals from third parties and government authorities. Its entry into and performance of this Agreement will not violate any law or contract binding upon or affecting it; and

(c)	Once signed, this Agreement shall constitute a legal, valid and binding obligation for the party receiving the service and shall be enforceable against it in accordance with the terms of this Agreement .

7.	Confidentiality clauses and non-compete clauses

7.1	Both parties agree to use all reasonable efforts to maintain the confidentiality of any confidential data and information obtained in connection with the performance of this Agreement (collectively, the " Confidential Information "). Neither party shall disclose, provide, or transfer such Confidential Information to any third party without the written consent of the other party. Upon termination of this Agreement, either party shall return to the other party , upon request , or destroy any documents, materials, or software containing Confidential Information , delete all Confidential Information from all relevant storage devices, and refrain from further use of such Confidential Information.

7.2	The service recipient may not (directly or indirectly) engage in any business outside the scope of its business license and operating permit. Unless the WFOE has given its prior written consent, the service recipient may not directly or indirectly engage in any business in China that competes with the WFOE's business, including investing in entities that compete with the WFOE's business. The service recipient may also not engage in any business other than the scope of the WFOE's written consent.

7.3	Both parties agree that this clause shall remain effective even if this Agreement is terminated or invalidated.

8.	Effective date and duration

8.1	This Agreement will come into effect on the date stated at the beginning of this Agreement.

8.2	This Agreement shall remain in effect in perpetuity unless terminated in accordance with the provisions of this Agreement . This Agreement shall terminate under any of the following circumstances: 1) the WFOE may unilaterally terminate this Agreement at any time by giving the Service Receiver thirty (30) days' prior written notice , and the Service Receiver shall not have the right to unilaterally terminate this Agreement; or 2) if all of the equity interests of the Service Receiver have been transferred to the WFOE and/or a third party designated by the WFOE pursuant to the Exclusive Stock Option Agreement, this Agreement shall automatically terminate.

8.3	Early termination of this Agreement for any reason does not relieve either party of all payment obligations (including, but not limited to, service fees) due prior to the termination date, nor does it relieve either party of any liability for breach of contract occurring prior to the termination. The party receiving services shall pay the service fees accrued prior to the termination to the WFOE within five business days of the termination date .

9.	Governing Law

This Agreement shall be interpreted in accordance with and governed by PRC law.

10.	Dispute Resolution

Any disputes or claims arising out of or in connection with this Agreement shall be resolved through friendly negotiation between the WFOE and Hainan Aoyu. If the WFOE and Hainan Aoyu fail to resolve the dispute through negotiation , the dispute shall be submitted to the China International Economic and Trade Arbitration Commission for resolution in accordance with its arbitration rules in effect at the time of application. The place of arbitration shall be Beijing . The arbitration award shall be final and binding upon all parties.

11.	notify

Any notice or other communication given by either party under this Agreement shall be in Chinese and may be delivered personally, by registered mail, by prepaid mail, by recognized courier service, or by fax to the address of the relevant party set out below . The date on which a notice is deemed to have been duly served shall be determined as follows: (a) a notice delivered personally shall be deemed to have been actually served on the day it is delivered personally; (b) a notice sent by letter shall be deemed to have been actually served on the tenth (10th) day after the date of postmark on the prepaid registered airmail letter, or on the fourth (4th) day after it is delivered to the courier service; and (c) a notice sent by fax shall be deemed to have been actually served on the time of receipt shown on the transmission confirmation of the relevant document.

WFOE

Address: O.R.G., Xushuang Road, Songzhuang Town, Tongzhou District, Beijing

Email: bing.lang@originseed.com.cn

Contact: Lang Bing

Hainan Aoyu

Address: Unit 2, East of Nanfan Road, Nanbin Farm, Yazhou District, Sanya City, Hainan Province

Email: quanguo.du@originseed.com.cn

Contact: Du Quanguo

12.	Damages and Compensation

12.1	If either party breaches this Agreement, it shall promptly compensate the other party for any losses, damages, liabilities, claimed losses, etc. (" Losses ") caused by the breach of this Agreement upon the other party's request. However, if the Losses suffered by the other party are caused by the other party's own intentional misconduct, violation of law, breach of contract, gross negligence, etc. or its directors, managers, employees or agents, the breaching party shall not be required to compensate the other party.

12.2	Both parties agree that this clause shall remain effective even if this Agreement is terminated or invalidated.

13.	transfer

13.1	The Service Recipient shall not transfer its rights and obligations under this Agreement to any third party without the prior written consent of the WFOE.

13.2	The Service Recipient hereby agrees that the WFOE may transfer its rights and obligations under this Agreement. The WFOE is only required to provide Hainan Aoyu with written notice of such transfer.

14.	Severability

If any provision of this Agreement is invalid or unenforceable due to inconsistency with applicable laws, such provision will be deemed invalid or unenforceable only within the jurisdiction of such law and will not affect the validity, legality and enforceability of the other provisions of this Agreement.

15.	Modify or supplement

15.1	Any amendment or supplement to this Agreement must be made in writing by both parties. Any amendment or supplement duly signed by each party shall constitute an integral part of this Agreement and have the same legal effect as this Agreement.

15.2	If the relevant regulatory authorities propose any amendments to this Agreement, or if there are any changes in the relevant securities listing rules or related requirements that are related to this Agreement, the parties shall revise this Agreement accordingly.

16.	taxes and fees

In the process of preparing, signing and performing this Agreement, both parties shall pay all taxes, expenses and fees levied or incurred by each party in accordance with Chinese laws.

17.	text

This Agreement may be executed in one (1) or more counterparts. All originals shall have the same legal effect as the originals.

[Signature page attached]

In view of this, the two parties formally signed this "Exclusive Service Master Agreement" on the date stated at the beginning of this document.

Beijing Origin State Harvest Biotechnology Co., Ltd. (official seal)

Legal representative ( signature ) : ____________________

In view of this, the two parties formally signed this "Exclusive Service Master Agreement" on the date stated at the beginning of this document.

Hainan Aoyu Biotechnology Co., Ltd. (official seal)

Legal representative ( signature ) : ____________________

Annex 1

Service content, calculation and payment of service fees

1.	Service Content

1.1	Provide technology development and transfer, and technical consulting services;

1.2	Provide employee career and pre-job training services;

1.3	Providing public relations services;

1.4	Providing market research, research and consulting services;

1.5	Provide medium- and short-term market development and market planning services;

1.6	Provide human resources management and internal information management;

1.7	Provide product research and development;

1.8	Provide network development, upgrades and ongoing maintenance;

1.9	Provide sales services for self-produced products;

1.10	License to use the Software;

1.11	intellectual property licensing;

1.12	equipment or rentals;

1.13	Computer information system software and hardware maintenance, database and server maintenance ;

1.14	The WFOE may decide from time to time to provide other services based on business needs and the capabilities of service providers.

Attachments 1-21

2.	Calculation and payment of service fees

2.1	The service fee under this Agreement shall be 100% of the audited consolidated profits of the Service Receiver. Notwithstanding the foregoing, the WFOE may adjust the amount of the service fee in its sole discretion, pursuant to the provisions of Section 2.2 below and the requirements of relevant government regulatory authorities, taking into account the working capital needs of the Service Receiver. The Service Receiver shall accept such adjustment.

2.2	The WFOE shall provide Hainan Aoyu with a written confirmation of the amount of the service fee. The specific amount of the service fee shall be determined by the WFOE after considering the following factors:

(a)	the technical difficulty and complexity of the services provided by the service provider;

(b)	the working hours spent by the service provider's employees on the services;

(c)	The content and commercial value of the services provided by the service provider;

(d)	Benchmark price for similar services in the market.

2.3	The Service Provider will calculate and pay the service fee (if any) on an annual basis and will issue a corresponding invoice to the Service Receiver. The Service Receiver shall pay the service fee to the Service Provider's designated bank account within 10 business days of receipt of the invoice and shall fax or email a copy of the payment receipt to the Service Provider within 10 business days of payment. The Service Provider shall issue a receipt within 10 business days of receipt of the service fee. Notwithstanding the foregoing, the WFOE may adjust the payment schedule and method of the service fee at its sole discretion. The Service Receiver shall accept any such adjustment.

Attachments 1-22